UNDERWRITING AGREEMENT

Schedule A

As of June 18, 2021

Rational Equity Armor Fund

Rational Tactical Return Fund

Rational Dynamic Brands Fund

Rational Strategic Allocation Fund

Rational/ReSolve Adaptive Asset Allocation Fund

Rational Trend Aggregation VA Fund

Rational Insider Buying VA Fund

Rational Special Situations Income Fund

Rational/Pier 88 Convertible Securities Fund

Rational Inflation Growth Fund